SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TURTLE BEACH CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

900450 107

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Megan Wynne

Vice President, Legal & Licensing

Turtle Beach Corporation

4275 Executive Square, Suite 500

La Jolla, CA 92037

(858) 800-3718

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies To:

Tony Y. Chan, Esq.

Dechert LLP

1775 I Street, NW

Washington, DC 20006

(202) 261-3433

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

On April 10, 2015, Turtle Beach Corporation (“Turtle Beach” or the “Company”) filed a Preliminary Information Statement (the “Preliminary Information Statement”), regarding the approval by the Company’s board of directors and a majority of the Company’s stockholders of an employee stock option exchange program for employees, executive officers and certain consultants of the Company (the “Option Exchange Program”). The Preliminary Information Statement is attached hereto as Exhibit 99.1.

In connection with the proposed Option Exchange Program, the Company is providing a communication from Megan Wynne, the Company’s Vice President of Legal and Licensing, to members of the Company’s management team regarding the proposed Option Exchange Program, dated April 13, 2015 (the “Management Communication”) which is attached hereto as Exhibit 99.2.

The Management Communication does not constitute an offer to holders of the Company’s outstanding stock options to exchange these options.

The Option Exchange Program has not commenced and none of the Preliminary Information Statement or the Management Communication constitutes an offer to holders of the Company’s outstanding stock options to exchange these options. Even though the requisite stockholder approval has been obtained, the Company may still decide not to implement the Option Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the Option Exchange Program. Option holders who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, very carefully, when those materials become available because they will contain important information about the Option Exchange Program. Turtle Beach shareholders and option holders will be able to obtain these written materials and other documents filed by Turtle Beach with the SEC free of charge from the SEC’s websites at www.sec.gov.

Item 12. Exhibits.

Exhibit No.	Document

99.1	Preliminary Information Statement (filed with the SEC on April 10, 2015 and incorporated herein by reference).

99.2	Communication from Megan Wynne, the Company’s Vice President of Legal and Licensing, to members of the Company’s management team regarding the proposed Option Exchange Program, dated April 13, 2015.